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                              EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into this 3rd day of September 1996 by and between SeraCare, Inc. (referred herein as the "Corporation") and Brad Rabe ("Rabe").

1. EMPLOYMENT AS AN EXECUTIVE OF THE CORPORATION . The Corporation hereby agrees to retain Rabe and Rabe hereby agrees to be employed as an Executive of the Corporation. In the performance of his duties and responsibilities, Rabe shall at all times be under the direction of the President of the Corporation. Rabe shall perform his duties and responsibilities in accordance with all reasonable rules, regulations and policies of the Corporation. It is further agreed that Rabe's office and primary place of business shall be in Clearfield, Utah for the duration of this Agreement.

2. EXTENT OF SERVICES. Rabe agrees to devote all of his efforts on behalf of the business of the Corporation. Without limiting the foregoing, during the term of this Agreement, Rabe shall not, directly or indirectly, either as an employee, consultant, stockholder or in any other capacity, engage or participate in any business that is in competition in any manner with the Corporation. At such time as Rabe is appointed as Chief Operating Officer by the Corporation, the President of the Corporation will use his best efforts to get Rabe elected to the Board of Directors of the Corporation.

3. INDEMNIFICATION; INSURANCE AGREEMENT. The Corporation warrants and assures Rabe that the Charter of the Corporation contains a provision which provides for indemnification of officers by the Corporation to the maximum extent permissible under the laws of the jurisdiction in which the Corporation is incorporated. Further, the Corporation agrees to either or both of the following:

A. Enter into an Indemnification Agreement provided that such Indemnification Agreement shall be modified if necessary to conform with the laws of the jurisdiction in which the Corporation is incorporated.

B. Obtain and maintain in full force and effect at Corporation's sole expense, such director's and officer's liability insurance for errors and omissions of such type and in such amount as is customary for similarly situated companies, if available at reasonable cost.

4. NO COMPETING AFFILIATIONS. During the term of this agreement, Rabe will not serve as a consultant, employee or other paid assistant or in any like role or capacity with any other competing or potentially competing company with like operations, business strategies, or objectives. In addition, for a period of one year after termination of this agreement Rabe may work within the industry but shall not engage in any employment or activities which are or could reasonably be expected to have an adverse affect upon the operations of the Corporation.

5. COMPENSATION. Beginning with the pay period beginning on September 1, 1996, Rabe shall be compensated at the rate of $100,000 per year. During the period beginning

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September 1, 1996 through December 31, 1996, Rabe shall be compensated through the issuance of Common Shares of the Corporation. The number of shares to be issued shall be determined by dividing the compensation due Rabe by $1.50. All shares to be issued pursuant to this provision shall be issued at one time after December 31, 1996, but not later than February 28, 1997. Rabe's compensation for the period January 1, 1997 through February 5, 1999 shall be in accordance with the normal payroll procedures and cycle of the Corporation.

6. NABI BONUS. As additional compensation, Rabe shall receive $25,000 in cash, or at Rabe's option 16,667 shares of common stock, (but not both) which North American Biologicals, Inc. ("NABI") Bonus ( the "NABI Bonus") shall be payable upon the signing of a multi-year contract between NABI and SeraCare, Inc. for the purchase of Source Plasma for all SeraCare, Inc. startup operations at a price of at least $50.00 per liter.

7. PERFORMANCE BONUS. Rabe shall also share in the Management Bonus Pool on the same basis as other executives of the Corporation during the term of this agreement.

8. FRINGE BENEFITS. Rabe shall receive four (4) weeks paid vacation per year during the course of this Agreement. Rabe will also receive company paid: sick pay, group health insurance, dental care, vision care, disability insurance, life insurance and such other benefits in the amounts and as may be provided in the ordinary course to the Corporation's other executives.

9. TERM. This Agreement shall be for the period beginning on September 1, 1996 and ending on February 5, 1999.

10.  TERMINATION.

10.1 TERMINATION FOR CAUSE. The Corporation may terminate this Agreement immediately and without notice for cause. "Cause" for the purpose of this agreement shall include, but not be limited to: death; dishonesty; theft; conviction of a felony; alcohol or drug abuse; unethical business conduct; and a material breach of this Agreement by Rabe. "Cause" shall also include the failure of Rabe for any reason, within ten days after receipt by Rabe of written notice thereof from the President and Board of Directors, to cease or otherwise alter any insubordination, failure to comply with instructions, or other action or omission to act which, in the sole opinion of the President, materially affects or may materially affect the Corporations' business operations. Other events which will result in the termination of this Agreement are:

   A. The date on which Rabe agrees to terminate this Agreement.

   B. The disability of Rabe. Disability herein is defined as being unable to perform the duties hereunder due to a physical and/or mental condition or impairment for ninety (90) consecutive days during the term of this Agreement or 60 consecutive days in any 365 day period during the term.


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   C. The date on which Rabe voluntarily ceases to perform his duties hereunder, other than by reason of a physical or mental condition prior to the time that a disability occurs.

If this agreement is terminated for "Cause" as herein defined, Rabe shall not be entitled to any termination or severance specific to this agreement. This will have no affect on his entitlement to Additional Consideration as defined in that certain Asset Purchase Agreement attached hereto as Exhibit A.

10.2 TERMINATION FOR WITHOUT CAUSE. If this Agreement is terminated by the Corporation for any reason other than "Cause" as herein defined, Rabe shall be entitled to receive the balance of the amount due under this Agreement. Such payments shall be payable in accordance with the normal payroll cycle over the remaining term of this Agreement.

In addition, if the Agreement is terminated Without Cause, Rabe shall receive 125,000 shares of stock less any Additional Consideration shares already received in connection with that certain Asset Purchase Agreement (Attached hereto as Exhibit A), in complete and final settlement of any and all claims Rabe may have against the Corporation in connection with such Asset Purchase Agreement. As a condition to receiving such shares, Rabe shall provide the Corporation with a written "1542 Release" releasing the Corporation of any further obligation under that certain Asset Purchase Agreement and this Employment Agreement other than paying out the cash payments indicated in this section 10.2.

11. NO SOLICITATION OF EMPLOYEES. During the period of this Agreement and for two (2) full years following termination of this Agreement, Rabe shall not, for any reason either directly or indirectly, solicit for employment or employ for any other entity any employee of the Corporation.

12. WITHHOLDING. Rabe authorizes the Corporation to withhold and/or deduct from his compensation (including, without limitation, salary and wages), deductions to recover any amounts loaned by the Corporation to Rabe or paid on Rabe's behalf which, under the terms of said loan or payment, must be repaid to the Corporation including, without limitation, loans of money and the value of any of the Corporations property taken but not returned by Rabe. Corporation shall also have the expressed right to deduct all sums required for federal, state or local income, Social Security or other taxes now applicable or that may be enacted in the future.

13. NOTICE. Any notice provided to be given pursuant to this Agreement shall be in writing and shall be deemed duly given three days after deposited in the mail, certified mail, return receipt requested, to the party to receive such notice at the address specified below:

          The Corporation:    SeraCare, Inc.
                              1925 Century Park East, Suite 1970
                              Los Angeles, CA 90067


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          For Rabe:           Brad Rabe
                              1896 East 1900 North
                              Layton, Utah 84040

14. GOVERNING LAW. The validity of this Agreement and the interpretation and performance of all of its terms shall be controlled exclusively by the substantive law of California, including California law concerning the interpretation and performance of contracts.

15. ENFORCEABILITY. Any provision of this Agreement which is invalid, illegal, or unenforceable shall be ineffective only to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof or rendering the remaining provisions hereof invalid, illegal, or unenforceable.

16. WAIVER. The failure of either party hereto to insist upon strict compliance with any of the terms, covenants or conditions of this Agreement by the other party shall not be deemed a waiver of that or any other term, covenant, or condition, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

17. TRADE SECRETS, CONFIDENTIAL. AND PROPRIETARY INFORMATION.

     A. Rabe and Corporation acknowledge and agree that during the term of this Agreement and in the course of the discharge of his duties hereunder, Rabe shall have access to and become acquainted with information owned by the Corporation concerning its operation, which information derives independent economic value from not being generally known to the public or competitors, and which includes, without limitation: (1) manufacturing processes, research, and engineering, (2) marketing data and techniques, (3) trademarks, tradenames, and servicemarks, (4) customer and client bases and lists, and (5) financial and personnel information. Said information constitutes Employer's trade secret, confidential and proprietary information.

     B. Rabe agrees that he shall not at any time (during the period of this agreement or any future time) disclose any such trade secret, confidential, or proprietary information, directly or indirectly, to any other person or use it in any way other than as required in the ordinary course of his employment under this agreement.

     C. Rabe further agrees that all files, records, documents, equipment, and similar items relating to the Corporation's business (including, without limitation, items containing trade secret, confidential or proprietary information), whether prepared by Rabe or others, including all originals and copies, are and shall be returned to the Corporation upon Rabe's termination.


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     D. Rabe further agrees that during the period of his employment by the
        Corporation and after termination thereof, he will not disrupt, damage, disparage, impair, or interfere with the Corporation's business or its reputation, whether by way of interfering with or soliciting its employees, disrupting its relationships with or soliciting clients or customers, agents, representatives, or vendors, aiding competitors, or by way of any other conduct.

18. NON-ASSIGNABILITY. Rabe may not assign any of his rights or responsibilities under this Agreement.

19. ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Rabe by the Corporation and contains all of the covenants and agreements between the parties with respect to that employment in any manner whatsoever. Each party to this Agreement acknowledges that no representation, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

20. MODIFICATIONS. Any modification of this Agreement shall be effective only if it is in writing and signed by both parties to this Agreement.

        IN WITNESS WHEREOF, the parties hereto do hereby authorize and acknowledge that this Agreement be the effective agreement between the parties.



SeraCare, Inc.:                         Brad Rabe:


By:    /s/ BARRY D. PLOST               /s/ BRAD RABE
    -------------------------           ----------------------------
        Barry D. Plost                  Brad Rabe
        President and CEO               An individual


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